April 5, 2023

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:     Yong Kim
Gus Rodriguez

RE:    FirstEnergy Corp.
    Form 10-K for the Fiscal Year ended December 31, 2022
    Filed February 13, 2023
    File No. 333-21011

Ladies and Gentlemen:

This letter responds to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (“Commission”) contained in the letter from the Staff dated March 10, 2023 (the “Comment Letter”) in regard to the above-referenced Annual Report on Form 10-K filed by FirstEnergy Corp. (the “Company”, “we” or “our”) on February 13, 2023.

The Company’s responses to the comments presented in the Comment Letter are set forth below.

Form 10-K for the Fiscal Year ended December 31, 2022 Management's Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates Pension and OPEB Accounting, page 68

1.We note that 42% of the total asset value reported for your pension plans in Note 5 on page 91 is based on net asset values to approximate fair values at December 31, 2022.

Please expand your disclosure to explain how you select, apply and test the underlying valuation methodologies, and to describe any efforts that you undertake to oversee and evaluate pricing services that are based on the net asset values of the investments.

Please also clarify how you applied the guidance in FASB ASC 820-10-35-60 in considering whether adjustments to the most recent net asset values were necessary.

Response:

Under Accounting Standards Codification (“ASC”) 820-10-50-10, “Plan assets of a defined benefit pension or other postretirement plan that are accounted for in accordance with ASC 715 are not subject to the disclosure requirements in paragraphs 820-10-50-1C through 50-81. The disclosures required in paragraphs 715-20-50-1(d)(iv) and 715-20-50-5(c)(iv) shall
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1 Disclosure requirements for investments measured using the NAV practical expedient are codified in ASC 820-10-50-6A.

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
April 5, 2023

apply for fair value measurement of plan assets of a defined benefit pension or other postretirement plan”. The Company believes that it has complied with paragraph 715-20-50-1(d)(iv) and that paragraph 715-20-50-5(c)(iv) is not applicable to the Company as it applies to disclosure by nonpublic entities.

In response to the Staff’s comment regarding how we evaluate the appropriateness of utilizing the NAV practical expedient, the Company regularly evaluates such investments to ensure they qualify for the NAV practical expedient in accordance with ASC 820-10-35-59 which states “A reporting entity is permitted, as a practical expedient, to estimate the fair value of an investment within the scope of paragraphs 820-10-15-4 through 15-5 using the net asset value per share (or its equivalent, such as member units or an ownership interest in partners’ capital to which a proportionate share of net assets is attributed) of the investment, if the net asset value per share of the investment (or its equivalent) is calculated in a manner consistent with the measurement principles of Topic 946 as of the reporting entity’s measurement date.”

In addition, as further discussed below, in situations where the measurement date for the most recent net asset value per share of the investment is not the same as our reporting date, we consider whether an adjustment to the most recent net asset value per share is necessary.

In response to the Staff’s comment to expand our related disclosure, and considering the Company’s use of the NAV practical expedient, the following is an example of the type of information we will provide for each of the investment categories of our pension and other postretirement plan in future filings with the Commission, as applicable:

“Private – equity and debt funds: Private equity and private debt funds primarily include limited partnerships that invest in equity or directly originated senior loans of high-quality middle market operating companies. Distributions are received periodically through the liquidation of underlying assets in each fund. For most private equity and debt funds, immediate access to capital at the limited partner’s discretion is not available and such funds prevent full redemption and return of capital until fund liquidation. The purpose of each fund is to maximize total return of capital with an emphasis on minimizing default risk. Each fund’s NAV is made available to fund participants quarterly.”

“Insurance Linked Securities funds: The insurance linked securities funds invest in securities which indirectly participate in portfolios of reinsurance and retrocession contracts which primarily cover catastrophe property risks. Redemptions can be achieved with 90-day notices with gating factors that may apply. The purpose of these investments is to generate attractive risk-adjusted returns that are demonstrably uncorrelated with traditional asset classes. Each fund’s NAV is made available to fund participants monthly.”

“Hedge funds: The hedge funds invest in a combination of long and short equity, multi-strategy, global macro and structured credit strategies. Redemptions can be achieved with 90-day notices with gating factors that may apply. The purpose of these investments is to deliver diversified risk-adjusted returns to traditional asset classes. Each fund’s NAV is made available to fund participants monthly.”

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
April 5, 2023

“Real estate funds: The real estate funds primarily invest in U.S commercial real estate markets that include office, residential, retail, industrial, life science/lab space, storage and student housing. The investment values of the real estate properties are determined on a quarterly basis by independent market appraisers hired by the board of directors of each fund. Distributions from each fund will be received as the underlying investments of the fund are liquidated. Each investor’s ability to withdraw capital from certain funds may be limited depending on whether a queue has been established. The purpose of each fund is to invest in real estate and real estate related assets that generate a total return from current income and capital appreciation which exceeds the applicable fund’s index. Each fund’s NAV is made available to fund participants quarterly.”

In response to the second part of the Staff’s comment, the following summary describes the process undertaken to evaluate whether adjustments to the most recent net asset values were necessary under ASC 820-10-35-60.

Valuation of the investments is overseen by the Company’s Investment Management Department (“IMD”) with consultation from the Company’s external investment consultant (“Consultant”). The IMD reviews external investment managers at least annually with private equity managers being reviewed semi-annually.

The Consultant assists the Company by performing investment research in the areas of strategic asset allocation, investment manager due diligence and risk management. Due diligence research includes a thorough analysis of investment processes, people, operational integrity, fees and performance. The Consultant authors reports on each investment manager and makes recommendations to the IMD regarding investment manager selection. In addition, the Consultant develops supplemental investment guidelines for each investment manager that relate to the investment portfolio over which the investment manager has investment authority. Lastly, the Consultant performs regular maintenance research of each investment manager and makes recommendations to the IMD and the Company’s Investment Committee (“IC”) regarding the replacement of investment managers who are not performing consistent with expectations.

The IMD assists and supports the IC in implementing its responsibilities. The IMD monitors and administers, under the IC’s oversight, the relationships with external service providers including investment managers. During the year, the IMD holds meetings and conference calls with investment managers including real estate, private equity and private debt managers to determine significant fluctuations in short-term performance against performance expectations. During periods of market dislocation and/or significant volatility in equity and fixed income markets, the IMD holds additional calls with the investment managers to determine the impact on the expected results of the portfolios.

For year-end reporting, the Company uses the most recent valuation available for the private equity and private debt portfolios because December 31st valuations are not available for the majority of the investments by the time the Company completes its year-end closing and files its Annual Report on Form 10-K. As noted above, the IMD will discuss potential adjustments to year-end valuations with the appropriate investment managers and the IC. If the adjustment is deemed material by management, the adjustment will be made to the year-end valuation. Such adjustments typically include capital calls or related changes in the investment position subsequent to the most recent valuation date.

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
April 5, 2023

Finally, the IMD performs a lookback test of all investments where interim valuation dates were used for year-end reporting. This lookback test compares the valuations used at year-end with final valuation reports provided by the investment managers. This lookback has confirmed that the estimates used for interim valuations were accurate in all material respects.

In connection with your comments, we acknowledge that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (330) 384-5296.
Very truly yours,

/s/ Jason J. Lisowski
Jason J. Lisowski
Vice President, Controller and Chief Accounting Officer